EXHIBIT 99.1

TransAlta Announces President and CEO Succession

CALGARY, Alberta, Nov. 06, 2025 (GLOBE NEWSWIRE) -- TransAlta Corporation (TransAlta or the Company) (TSX: TA) (NYSE: TAC) announced today that John Kousinioris, President and Chief Executive Officer and a Director of TransAlta, plans to retire effective April 30, 2026. Concurrent with this announcement, the Board of Directors (Board) has appointed Joel Hunter, TransAlta’s Executive Vice President, Finance and Chief Financial Officer, to succeed Mr. Kousinioris as President and Chief Executive Officer and be nominated to join the Board effective April 30, 2026. Mr. Kousinioris has agreed to serve as a strategic advisor to Mr. Hunter and the Board for a period of six months following his retirement. The Company’s Chief Financial Officer successor will be announced in the coming months.

Mr. Kousinioris joined TransAlta in 2012 as Chief Legal and Compliance Officer, and held increasingly senior roles within the Company, including Chief Growth Officer and Chief Operating Officer, prior to being appointed President and Chief Executive Officer in 2021. Mr. Kousinioris also served as President of TransAlta Renewables from 2017 to 2021.

“On behalf of the Board, I wish to extend our deep appreciation to John for his unwavering dedication and passion for leading TransAlta and growing our business during his tenure,” said John Dielwart, Chair of the Board. “John has led TransAlta through a period of significant industry and regulatory transition, simplified TransAlta’s organizational structure, and worked to define and deliver our strategic priorities for growth and the realization of value from our legacy generating facilities to meet the evolving needs of our customers. John’s deep commitment and strategic vision has positioned TransAlta well for the future. We also wish to thank John for his continued leadership and strong collaboration to facilitate a seamless transition until his retirement next year.”

“This announcement represents the culmination of a thoughtful succession planning process undertaken by the Board, in collaboration with management. With over 25 years’ experience in capital markets, strategic planning and finance, and a track record of exemplary leadership, Joel’s appointment represents a natural transition to lead TransAlta into the future,” said Mr. Dielwart.

“It has been an honour to lead TransAlta and to work with such a committed and talented team,” said Mr. Kousinioris. “Together, we have evolved our business and built a strong foundation for the future by increasing shareholder returns, delivering strong financial results, navigating regulatory change, diversifying our business and positioning our fleet to meet the customer needs of the future. I am also grateful for the support of our Board in this journey.”

“I fully support Joel as the next President and CEO of TransAlta,” said Mr. Kousinioris. “Joel is a proven leader and the right person to guide TransAlta forward in what will be an exciting time in our industry. I look forward to working closely with Joel to ensure a smooth transition for our Company.”

“I’d like to thank John for his steadfast leadership, guidance and strategic vision for TransAlta, as well as his active support of my leadership,” said Mr. Hunter. “I’m excited to continue working with the entire TransAlta team, our Board, shareholders and stakeholders on delivering our strategic priorities and maximizing long-term shareholder value. I’m confident we have the right people, assets and strategy to succeed” concluded Mr. Hunter.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with affordable, energy efficient and reliable power. Today, TransAlta is one of Canada’s largest producers of wind power and thermal power and Alberta’s largest hydro-electric power. For over 114 years, TransAlta has been a responsible operator and a proud member of the communities where we operate and where our employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and the Future-Fit Business Benchmark, which also defines sustainable goals for businesses. Our reporting on climate change management has been guided by the International Financial Reporting Standards (IFRS) S2 Climate-related Disclosures Standard and the Task Force on Climate-related Financial Disclosures (TCFD) recommendations. TransAlta has achieved a 70 per cent reduction in GHG emissions or 22.7 million tonnes CO2e since 2015 and received an upgraded MSCI ESG rating of AA.

For more information about TransAlta, visit our web site at transalta.com.

For more information:

Investor Inquiries:	Media Inquiries:
Phone: 1-800-387-3598 in Canada and US	Phone: 1-855-255-9184
Email: investor_relations@transalta.com	Email: ta_media_relations@transalta.com